Exhibit 99.1

TAOMEE HOLDINGS LIMITED ENTERS INTO DEFINITIVE MERGER AGREEMENT FOR GOING PRIVATE TRANSACTION

SHANGHAI, December 11, 2015 — Taomee Holdings Limited (“Taomee” or the “Company”) (NYSE: TAOM), a leading children’s entertainment and media company in China, today announced that it has entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Orient TM Parent Limited (“Parent”) and Orient TM Merger Limited (“Merger Sub”), a wholly-owned subsidiary of Parent.

Pursuant to the Merger Agreement, Parent will acquire the Company for cash consideration equal to US$0.1884 per ordinary share of the Company (each, a “Share”) or US$3.767 per American depositary share of the Company, each representing 20 Shares (each, an “ADS”), in a transaction valuing the Company at approximately US$134.0 million. This represents a 25.99% premium over the Company’s closing price of US$2.99 per ADS as quoted by the New York Stock Exchange (the “NYSE”) on May 29, 2015, the last trading day prior to June 1, 2015, the date that the Company announced it had received a non-binding “going private” proposal, and a premium of 19.4% to the average closing price of the Company’s ADS during the 30 trading days prior to May 29, 2015.

Immediately following the consummation of the merger contemplated by the Merger Agreement, Parent will be beneficially owned by:

(i)             an affiliate of Orient Ruide Capital Management (Shanghai) Co., Ltd. (the “Sponsor”); and

(ii)          Mr. Benson Haibing Wang, the co-founder, chief executive officer and a director of the Company (“Mr. Wang”), Mr. Roc Yunpeng Cheng, the co-founder, president and a director of the Company (“Mr. Cheng”, and together with Mr. Wang and the Sponsor, the “Buyer Group”), and Mr. Jason Liqing Zeng, the chairman of the board of directors of the Company (“Mr. Zeng”), who have elected to roll-over certain of their interests in the Company in connection with the merger (the “Rollover Securities”).

Subject to the terms and conditions of the Merger Agreement, at the effective time of the merger, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent, and each of the Shares (including Shares represented by ADSs) issued and outstanding immediately prior to the effective time of the merger will be cancelled and cease to exist in exchange for the right to receive US$0.1884 per Share or US$3.767 per ADS, in each case, in cash, without interest and net of any applicable withholding taxes, except for (i) Rollover Securities, Shares (including Shares represented by ADSs) beneficially owned by the Company or held by the Company as treasury shares or held by the Company’s depositary that are reserved (but not yet allocated) by the Company for settlement upon exercise of any Company equity awards, and (ii) Shares owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Companies Law of the Cayman Islands, which Shares will be cancelled at the effective time of the Merger for the right to receive the appraised value of such Shares determined in accordance with the provisions of Section 238 of the Companies Law of the Cayman Islands.

The Company’s board of directors, acting upon the unanimous recommendation of the special committee formed by the board of directors (the “Special Committee”), approved the Merger Agreement, and resolved to recommend that the Company’s shareholders vote to authorize and approve the Merger Agreement and the merger. The Special Committee, which is composed solely of independent directors of the Company who are unaffiliated with Parent, Merger Sub or any member of the Buyer Group or management of the Company, exclusively negotiated the terms of the Merger Agreement with the Buyer Group with the assistance of its independent financial and legal advisors.

The merger which is currently expected to close during the second quarter of 2016, is subject to various closing conditions, including a condition that the Merger Agreement be authorized and approved by an affirmative vote of shareholders representing two-thirds or more of the Shares present and voting in person or by proxy as a single class at a meeting of the Company’s shareholders convened to consider the authorization and approval of the Merger Agreement and the merger.

Pursuant to a rollover and support agreement entered among Mr. Wang, Mr. Cheng, Mr. Zeng and Parent, Mr. Wang, Mr. Cheng, Mr. Zeng have agreed to vote all the Shares and ADSs beneficially owned by them, which represented approximately 45.77% of the issued and outstanding Shares, in favor of the authorization and approval of the Merger Agreement and merger. If completed, the merger will result in the Company becoming a privately-held company and its ADSs will no longer be listed on the NYSE.

The Buyer Group intends to fund the merger through rollover commitment from Mr. Wang, Mr. Cheng, Mr. Zeng of the Rollover Securities which represented approximately 27.22% of the issued and outstanding Shares and equity financing provided by the Sponsor pursuant to a customary equity commitment letter.

The Company will prepare and file with the U.S. Securities and Exchange Commission (the “SEC”) a Schedule 13E-3 transaction statement, which will include a proxy statement of the Company. The Schedule 13E-3 will include a description of the Merger Agreement and contain other important information about the merger, the Company and the other participants in the merger.

Duff & Phelps Securities, LLC is serving as the financial advisor to the Special Committee, Ropes & Gray LLP is serving as international legal counsel to the Special Committee, and Maples and Calder is serving as Cayman Islands legal counsel to the Special Committee. Fenwick & West LLP is serving as U.S. legal counsel to Taomee.

Shearman & Sterling LLP is serving as U.S. legal counsel to the Buyer Group. Walkers and Grandway Law Offices are serving as Cayman Islands legal counsel and PRC legal counsel to the Buyer Group, respectively,

Additional Information about the Merger

In connection with the proposed merger, the Company will prepare and mail a proxy statement that will include a copy of the Merger Agreement to its shareholders. In addition, certain participants in the proposed merger will prepare and mail to the Company’s shareholders a Schedule 13E-3 transaction statement that will include the Company’s proxy statement. These documents will be filed with or furnished to the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED MERGER AND RELATED MATTERS. In addition to receiving the proxy statement and Schedule 13E-3 transaction statement by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the proposed merger and related matters, without charge, from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. In addition, these documents can be obtained, without charge, by contacting the Company at the following address and/or phone number:

16/F, Building No. A-2

No. 1528 Gumei Road

Xuhui District, Shanghai 200233

People’s Republic of China

+ 86-21- 61280056

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from our shareholders with respect to the proposed merger. Information regarding the persons or entities who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement and Schedule 13E-3 transaction statement relating to the proposed merger when it is filed with the SEC. Additional information regarding the interests of such potential participants will be included in the proxy statement and Schedule 13E-3 transaction statement and the other relevant documents filed with the SEC when they become available.

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other materials that may be filed or furnished with the SEC should the proposed merger proceed.

About Taomee Holdings Limited

Taomee Holdings Limited (“Taomee” or “the Company”) is China’s leading player in children’s entertainment and media. Its award winning content offerings are both engaging and educational, endearing it to children, as well as to parents and teachers. The Company was founded in 2007 with the mission to bring joy and inspiration to children. Its popular character franchises, including SEER and MOLE’S WORLD, are distributed online via virtual worlds, web games, and mobile applications, as well as through traditional media, including animated box office films, TV series, books, and consumer products, most notably toys and trading cards. Its online community regularly achieves top search ranking in mainland China, Hong Kong, and Taiwan. Taomee has been consistently recognized for its leadership and innovative contributions to the children’s market, including accolades from China’s Ministry of Culture and the China Animation Association.

For more information, please visit: http://www.taomee.com/en_taomee.html

• Visit online virtual world communities at www.61.com

• Watch animations and films at http://v.61.com/

• Download mobile games and applications at http://m.61.com/

• Share with other parents and caregivers at http://mama.61.com/

Statements Safe Harbor and Informational Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “if,” “will,” “expected,” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions. Risks, uncertainties and assumptions include: uncertainties as to how the Company’s shareholders will vote at the meeting of shareholders; the possibility that competing offers will be made; the expected timing of the completion of the merger; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule 13E-3 transaction statement and the proxy statement to be filed by the Company. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Angela Wang

Taomee Holdings Limited

+86-21-61280056 Ext 8651

ir@taomee.com